UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-39111

XChange TEC.INC

(Registrant’s Name)

Room 1610

No.801, Building 1, 1136 Xinzha Road

JingAn District, Shanghai, 200041

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

This report on Form 6-K, including the exhibits hereof, is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 initially filed with the U.S. Securities and Exchange Commission on July 27, 2021 (Registration No. 333-258187) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously announced by XChange TEC.INC, a company incorporated under the laws of Cayman Islands (the “Company”) via a press release on April 9, 2024, the Company received a notice from The Nasdaq Stock Market (“Nasdaq”) dated April 3, 2024, stating that the Company was not in compliance with the requirement to maintain a minimum bid price of $1 per share as set forth under Nasdaq Listing Rule 5450(a)(1) for continued listing on The Nasdaq Global Market (the “Bid Price Rule”). However, Nasdaq Listing Rule 5810(c)(3)(A) also provides the Company a compliance period of 180 calendar days, during which if the closing bid price of the Company’s American Depositary Shares (“ADSs”) is at least $1.00 per ADS for a minimum of ten consecutive business days, Nasdaq would provide a written confirmation of compliance.

On August 12, 2024, in connection with its previous request of appeal of the delisting determination by Nasdaq, the Company received a letter from the Nasdaq Office of General Counsel notifying the Company that the Company had regained compliance with the Bid Price Rule and was allowed to continue the listing of the Company’s securities on Nasdaq. On August 14, 2024, the Company received another letter from Nasdaq’s listing qualifications department, which also notified that the Company had regained compliance with the Bid Price Rule, because for the last 28 consecutive business days, from July 5 to August 13, 2024, the closing bid price of the Company’s ADSs had been at $1.00 per ADS or greater.

On August 15, 2024, the Company issued a press release announcing its receipt of the two letters from Nasdaq. A copy of the press release is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Number	Description of Document
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XChange TEC.INC

By:	/s/ Chengcai Qu
Name:	Chengcai Qu
Title:	Chairman of the Board of Directors, Chief Executive Officer, Chief Operating Officer and Vice President

Date: August 15, 2024

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